UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

KIMBER RESOURCES INC.
(Name of Subject Company)

KIMBER RESOURCES INC.
(Names of Persons Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

49435N101
(CUSIP Number of Class of Securities)

Gordon Cummings
President and Chief Executive Officer
Kimber Resources Inc.
220 - 800 West Pender Street,
Vancouver, BC, V6C 2V6
(604) 669-2251
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael L. Weiner
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, CO 80202
(303) 629-3400

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the United States Securities and Exchange Commission (the “SEC”) on October 11, 2013 (as amended and supplemented from time to time, the “Statement”) relating to an offer (the “Invecture Offer”) by Invecture Group, S.A. de C.V., a corporation incorporated under the laws of Mexico (“Invecture” or the “Offeror”), to purchase all of the outstanding common shares (the “Common Shares”) of Kimber Resources Inc., a corporation incorporated under the laws of British Columbia, Canada (“Kimber” or the “Company”). The terms and conditions of the Invecture Offer are set forth in the Tender Offer Statement and exhibits thereto filed by Invecture on Schedule TO with the SEC on October 10, 2013 and as amended by Invecture on an amended Schedule TO that was filed with the SEC on October 30, 2013.

The information in the Schedule 14D-9, as amended and supplemented, is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplement to the extent specifically provided herein.

Item 8. Additional Information.

The information set forth in the Directors’ Circular under the headings “Arrangements Relating to the Offer”, “Other Material Information”, “Material Changes in the Affairs of Kimber”, “Statutory Rights”, “Consent of Primary Capital Inc.” and “Schedule A — Fairness Option of Primary Capital Inc.”, is incorporated herein by reference.

Background to Offer

Certain officers of Frontera Copper Corporation (“FCC”), on behalf of the Offeror, commenced initial discussions with Kimber regarding a potential transaction in April, 2013. Initial discussions between FCC and Kimber covered a range of possible transactions.

On April 17, 2013, FCC sent an e-mail to Kimber in which it proposed an earn-in agreement to allow the Offeror, directly or indirectly, to acquire an interest in Kimber’s Monterde Property.

During May 2013, there were several discussions between representatives of FCC and Kimber regarding a potential arrangement, but the parties did not come to any agreement. On June 1, 2013, Kimber sent a letter to FCC in which it indicated that it was not interested in the proposed earn-in agreement, and requested an alternative proposal.

On June 7, 2013, FCC sent a letter to Kimber in which it proposed an alternative earn- in agreement and also indicated that the Offeror would consider acquiring an up-front majority minority equity interest in Kimber. Kimber confirmed that it would consider the new proposal.

On June 24, 2013, during a discussion with representatives of FCC, Kimber indicated that it was not interested in the alternative earn-in agreement, but that it may be interested in an equity investment by the Offeror.

On July 8, 2013, FCC sent an e-mail to Kimber which included possible high-level terms of an equity investment in Kimber, subject to existing Shareholders also contributing additional capital.

On July 10, 2013, Kimber entered into a confidentiality agreement with FCC, and on July 11, 2013, Kimber granted FCC access to its data room, which contained technical and geological information regarding Kimber's mineral properties. From July 2013 until September 2013, FCC, together with its advisors, conducted a financial, legal and business due diligence review of Kimber.

In early August, 2013, Kimber engaged the services of Red Cloud Mining Capital Inc. to assist Kimber in locating potential investors. Kimber met with 10 to 15 potential investors to discuss financing opportunities. In addition, Kimber entered into serious discussions with two potential investors sourced by Kimber’s management.

Throughout 2013, Kimber made contact with a number of investment dealers, existing shareholders, and other institutional investors to seek funding for Kimber by means of equity issuance and other means.

During the month of August, FCC and Kimber continued to discuss the due diligence review of Kimber and potential terms for a transaction. Such discussions resulted in FCC proposing that Kimber issue units to the Offeror for $8 million, with each unit comprised of a Common Share priced at $0.05 per share and a two year warrant to purchase a Common Share for $0.065. However, Kimber determined such placement would have required Shareholder approval, which Kimber determined would be difficult to obtain on the proposed terms.

On September 6, 2013, representatives of the Offeror, FCC, Kimber and Sprott Resource Lending Inc. met to discuss the proposed transaction. Kimber proposed improving the pricing of the previously proposed unit offering, and the Offeror and FCC asked Kimber to provide a formal counter-proposal.

Following the September 6, 2013 discussions with the Offeror, Kimber followed up with the other two potential investors to press for an offer on the best terms from each.

On September 12, 2013, the Offeror and FCC received the counter-proposal from Kimber suggesting that the Offeror acquire a significant equity interest in Kimber, and representatives of FCC met with representatives of Kimber’s financial advisor, Primary Capital Inc. (“Primary Capital”), to discuss such proposal. The possibility of a take-over bid was also raised, and Kimber indicated that it would consider supporting a take-over bid at a reasonable price, provided that a $2 million private placement of Common Shares could be completed prior to the commencement of such bid.

Later on September 12, 2013, the Offeror sent a letter to Kimber indicating its interest in pursuing a $2 million private placement at $0.10 per share and a take-over bid for all of the outstanding Common Shares at $0.15 per share, representing a premium to the spot price and volume weighted average price over 5 and 20-day periods.

On September 14, 2013, at a meeting of Kimber’s board of directors, Primary Capital provided advice to Kimber with respect to a potential transaction with Invecture. Primary Capital presented the Board with an analysis discussing Kimber’s overall financial health and Primary’s Capital’s analysis of the benefits of an all cash offer. Primary Capital and Kimber had previously executed an engagement letter with respect to financial advisory services on January 25, 2013. It was advised by Primary Capital and decided by Kimber’s board of directors that the Offer, subject to further negotiation of break fees and other terms, was the best offer available given the placement for $2 million at $0.10 and the cash takeover offer at a premium to market price.

On September 16, 2013, the Offeror and Kimber executed a non-binding proposal setting out the key terms of the Offer and began to negotiate the terms of the Support Agreement.

On September 19, 2013, Kimber and the Offeror entered into the Confidentiality Agreement and the Offeror was granted full access to Kimber’s confidential information.

On September 25, 2013, the Offeror and Kimber executed the Support Agreement and jointly announced the Offer and the entering into of the Support Agreement.

Ownership of Securities of Kimber

The following table sets out the number of Common Shares beneficially owned as of October 10, 2013, by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common shares and (ii) each of our current executive officers and directors. The beneficial ownership percentages described in the table below are based on 104,697,876 common shares outstanding as of October 10, 2013.

	Amount and Nature
	of Beneficial	Percentage of
Name	Ownership	Class	Position
Leanne M. Baker	112,500	0.11%	Director
Keith Barron	Nil	Nil	Director
R. Dennis Bergen	35,000	0.03%	Director
Renee Brickner	13,200	0.01%	VP, Investor Relations
Gordon Cummings	180,000	0.17%	Director, Chief Executive Officer and President
Lyn B. Davies	Nil	Nil	Chief Financial Officer
David R. Hembree	Nil	Nil	VP, Exploration
James J. Puplava	6,022,699	5.75%	Director and Chairman and Greater than 5% Holder
FMR LLC	5,648,100	5.39%	Greater than 5% Holder
INVECTURE GROUP, S.A. DE C.V1	20,000,000	19.1%	Greater than 5% Holder
MMCAP International Inc. SPC	5,735,600	5.4887%	Greater than 5% Holder

[1] Invecture will not participate in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2013	KIMBER RESOURCES INC.

By:	/s/ GORDON CUMMINGS

Name:	Gordon Cummings
Title:	President and Chief Executive Officer